Exhibit 99.1
News release via Canada NewsWire, Calgary 403-269-7605

     Attention Business Editors:
     Compton Petroleum Corporation 2009 Capital Program

     CALGARY, Dec. 22 /CNW/ - Compton Petroleum Corporation (TSX - CMT, NYSE -
CMZ) plans a reduced 2009 capital program focused on the exploitation of its resource plays at Niton in central Alberta and Hooker in southern Alberta.
     In light of current economic uncertainty, Compton has set a 2009 capital program to be financed from funds generated from operations utilizing a budgeted average natural gas price realization of $6.82/GJ. Based upon planned capital expenditures of $161.5 million, we are targeting average 2009 production in the range of 25,000 boe/d to 26,000 boe/d which approximates
2008 production levels, excluding production from those properties sold during the year. In addition to funds generated from operations, proceeds of approximately $30 million could be realized from the planned monetization of certain mid-stream facilities.

     2009 Capital Program

     During 2009, we will concentrate drilling activities on those areas that provide the highest economic return and for which production facilities are readily available. Activities will target higher productivity Rock Creek and
Ellerslie formations in central Alberta and the Basal Quartz formation in southern Alberta. Belly River development in southern Alberta and exploratory activities in the Foothills will be delayed until commodity prices strengthen.

     A summary of our planned 2009 capital program is outlined below:

     <<
     By Category, ($millions)
     -----------
       Land, lease & seismic                                           $  9.3
     -------------------------------------------------------------------------
       Drilling & completions                                           115.4
     -------------------------------------------------------------------------
       Facilities & equipment                                            36.8
     -------------------------------------------------------------------------
                                                                       $161.5
     By Area, ($millions)
     -------
       Central Alberta - Deep Basin                                    $131.3
     -------------------------------------------------------------------------
       Southern Alberta - Deep Basin                                     30.2
     -------------------------------------------------------------------------
                                                                       $161.5
     Drilling by Area, Gross Well Count
     ----------------------------------
       Central Alberta                                                     45
     -------------------------------------------------------------------------
       Southern Alberta                                                     6
     -------------------------------------------------------------------------
                                                                           51
     >>

     The majority of this program will be conducted over the last half of
2009.
     We operate and have high working interests in the majority of our properties and therefore control the pace of our capital spending. We have the flexibility to adapt our capital programs to recognize changes in industry and economic conditions as they develop during the year. In addition to our 2009 drilling program, we plan to review existing wells for exploitation opportunities to maximize production and will emphasize cost reductions in all areas of operations.

     Production

     We are currently producing approximately 25,500 boe/d (153 MMcfe/d) and with the focus on higher productivity development opportunities and the capital program outlined, we expect to maintain average production for the year at approximately this level. We are targeting average 2009 production in the range of 25,000 boe/d (150 MMcfe/d) to 26,000 boe/d (156 MMcfe/d). Our
capital program is weighted towards the last half of the year and as a result we expect production will decline during the first two quarters of 2009 and then increase during the last half. We expect December 2009 production to be in the range of 27,000 boe/d (162 MMcfe/d) to 28,000 boe/d (168 MMcfe/d).

     Liquidity

     Projected funds flow from operating activities is expected to be sufficient to fund 2009 activities in their entirety. Additionally, $30 million of proceeds could be realized from the planned monetization of certain mid-stream facilities. Funds generated in excess of our capital program requirements will be utilized to reduce bank debt.
     Our extendible, revolving bank credit facility was renewed on July 2,
2008 with an authorized loan amount of $500 million. We currently have $240 million available under the facility to assist in managing our operations and capital programs. This facility is a borrowing based facility with security provided by our long-life reserves. Netherland Sewell & Associates, Inc. has evaluated our reserves for the past five years and are currently in the process of preparing their 2008 report. This report, which is expected to be delivered in early March, will form the basis for the banks' 2009 review of the borrowing base which is expected to be completed by mid-2009.
     Our capital structure also includes US$ 450 million of unsecured 7.625%
senior notes that are not due until December 1, 2013. These notes are translated into Canadian dollars at the exchange rate prevailing on reporting dates. As a result, the carrying amount of these notes includes the associated unrealized foreign exchange gain or loss and will vary with changes in the
Canadian/US dollar exchange rate. As at September 30, the carrying amount of these notes included a non-cash unrealized foreign exchange loss of $27 million.
     Our existing capital structure combined with funds provided from operations provides us sufficient liquidity to pursue our planned 2009 activities. We are in full compliance with all covenants relating to our debt facilities.

     Hedging Policy

     In support of our capital programs, we intend to enter into hedge arrangements, as appropriate, for up to 50% of our production. We currently have hedge contracts, on a costless collar basis, in place for 40,000 GJs per day through to the end of March 2009 which provide an average floor price of
$8.05 per GJ and a contract for 5,000 GJs per day, on a costless collar basis, for the period April through October 2009 with a floor price of $6.75 per GJ.
It is our intent to continue layering in additional contracts based on market conditions and as attractive opportunities arise.

     Concluding Comments

     Although 2008 has been a challenging and difficult year for Compton, we have made achievements in a number of areas that will benefit activities in
2009 and beyond. Following the divestiture of certain non-core properties in mid-2008, we are now a natural gas company entirely focused in two concentrated core areas. Our 2008 drilling program produced attractive results particularly in confirming the applicability of horizontal drilling and multi-stage frac technology to our Deep Basin Rock Creek, Gething and Basal
Quartz plays and we expanded the infrastructure necessary to accommodate increasing production volumes in the Niton area.
     In view of current economic conditions and continuing uncertainties relating to 2009 and possibly beyond, Compton has been prudent and fiscally responsible in planning for 2009. We are confident that our 2009 plans are achievable and will ensure that Compton is positioned to create value for its shareholders as economic conditions recover.

     <<
     Forward-Looking Statements
     --------------------------
     >>

     Certain information regarding Compton contained herein constitutes forward-looking information and statements and financial outlooks
(collectively, "forward looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National
Instrument 51-102 Continuous Disclosure Obligations and the United States
Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) funds flow and capital and operating expenditures,
(ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in Compton's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators. The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's updated plans, capital program and debt structure. Compton undertakes no obligation to update publicly or revise any forward looking statements, whether as a result of new information, future events or otherwise, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes. Compton's forward-looking statements are expressly qualified in their entirety by this cautionary statement.

     Compton Petroleum Corporation is a Calgary-based public company actively engaged in the exploration, development, and production of natural gas, natural gas liquids, and crude oil in the Western Canada Sedimentary Basin.
Compton's shares are listed on the Toronto Stock Exchange under the symbol CMT and on the New York Stock Exchange under the symbol CMZ.

     %SEDAR: 00003803E          %CIK: 0001043572

     /For further information: Ernie Sapieha, President & CEO, or Norm Knecht,
VP Finance & CFO, Telephone: (403) 237-9400, Fax (403) 237-9410, Website:
www.comptonpetroleum.com, Email: investorinfo(at)comptonpetroleum.com/
     (CMT. CMZ)

CO:  Compton Petroleum Corporation

CNW 16:25e 22-DEC-08